

March 17, 2014

Via E-mail
Mr. Henri Harland
President and Chief Executive Officer
Neptune Technologies & Bioressources, Inc.
545 Promenade du Centropolis, Suite 100
Laval, Quebec
Canada H7T 0A3

> **Re:** **Neptune Technologies & Bioressources, Inc.**
> **Form 40-F for Fiscal Year Ended February 28, 2013**
> **Filed May 30, 2013**
> **Form 6-K for Month of January 2014**
> **Filed January 14, 2014**
> **File No. 001-33526**

Dear Mr. Harland:

We have reviewed your February 13, 2014 response to our January 31, 2014 letter and have the following comments.

Please respond to this letter within 10 business days by amending your filing on Form 40-F, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comments applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year ended February 28, 2013
Exhibit 99.1
Intellectual Property
Patents, page 27

1. We note your response to our prior comment 1. As previously requested, please file an amendment to your annual report to include the expanded disclosure proposed in your supplemental response dated February 13, 2014. Please also restore the information in the "Description" column that you have eliminated. Please provide the same information in future filings as well as in the amendment.

Form 6-K for month of January 2014
Consolidated Interim Statements of Changes in Equity for the three and nine month periods
ended November 30, 2013, page 3

2. We acknowledge the information provided in your response to prior comment 2. However, we continue to have difficulty in understanding your accounting treatment for the royalty prepayment agreement dated December 4, 2012. Please provide us the following information.

- Your calculation supporting the amounts shown for the caption, "Subsidiary shares issued for royalties prepayments" on page 3. Also, explain how these amounts relate to the fair value of the consideration received from Acasti Pharma, which appears to have been $15,525,000.

- A demonstration of how your accounting treatment, as reflected in the statement of changes in equity, complies with guidance in paragraph B96 of IFRS 10. In particular, explain how you computed the difference between the fair value of consideration transferred and the amount by which the non-controlling interest was adjusted.

- An explanation of how the "Net loss and comprehensive loss" shown on page 2 was attributed to owners of the corporation and the non-controlling interest for each period presented. Explain how these allocations were consistent with the percentages in your disclosure of "Votes and participation" on page 11.

- An explanation of your accounting policy, as disclosed on page 8 of your 2013 Form 40-F, that the attribution of profit and loss is "made before giving effect to subsidiary profit and loss and the elimination of intra-group balances."

As applicable, refer us to the technical guidance upon which you have relied.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have any questions regarding the processing of your response, as well as any questions regarding the comment on the financial statements and related matters. You may contact Christina DeRosa, Staff Attorney, at (202) 551-3577 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with any questions on comment one. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant